Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

December 24, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 55,261,986

WESTERN WIND PURCHASE OF SHARES

Vancouver, BC – Western Wind Energy Corp. (“Western Wind” or the “Company”) wishes to clarify its December 23, 2010 news release, that the decision to repurchase certain of its outstanding common shares will constitute a “SUBSTANTIAL ISSUER BID” (the “SIB Offer”), pursuant to which Western Wind will offer to purchase for cancellation, up to 20,000,000 of its issued and outstanding common shares. The price of the SIB Offer and other details will be determined in accordance with the applicable regulatory policies. The funds required to pay for common shares purchased pursuant to the Offer, and the payment of the fees and expenses of the Offer will be funded by Western Wind from a portion of the funds available from the sale of the 100% Bonus Depreciation of Windstar and Kingman.

Details of the Offer

As of December 23, 2010, there were 55,261,986 common shares issued and outstanding. Assuming that no further shares are issued and that the Offer was accepted in full, the Offer would result in the purchase by Western Wind, of 20,000,000 common shares, representing approximately 36% of the total number of issued and outstanding common shares. If more than 20,000,000 common shares are deposited under the terms of the Offer, and an aggregate of the 20,000,000 common shares are taken up pursuant to the Offer, Western Wind will purchase the common shares on a pro rata basis, according to the number of common shares deposited by each shareholder. The Offer will not be conditional on any minimum number of common shares being deposited, however, the Offer will be subject to other customary conditions. Full details of the Offer, including the procedure for depositing common shares, and the accompanying issuer bid circular and other related documents (collectively, the “Offer Documents”) are expected to be mailed to shareholders during the first quarter of 2011. The Offer Documents will contain important information which should be read carefully before making a decision in respect of the Offer. The Offer, once launched, will be open for a minimum bid period of not less than 35 days.

Neither Western Wind nor any of its directors or officers makes any recommendation to any shareholder as to whether to deposit or refrain from depositing their common shares pursuant to the Offer. Each shareholder must make his, her or its own decision whether to deposit common shares and, if so, what number of common shares to deposit. Shareholders are urged to consult their own investment and tax advisors prior to making any decision in respect of the Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell Shares. The solicitation and the offer to purchase Shares will be made only pursuant to the offer to purchase and the issuer bid circular and related documents prepared in accordance with applicable securities legislation.

About Western Wind

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165.5 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.